      Exhibit 3.8
      State of Delaware
           Secretary of State
     Division of Corporations
Delivered 10:10 AM  07/05/2011
   FILED 10:00 AM 07/05/2011
SRV  1110791533 - 3493450 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Pegasus Tel, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the  stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED.  that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “IV” so that, as amended said Article shall be and read as follows:

The total number of shares of all classes which the corporation has authority to issue is 20,000,000,000, of which 19,990,000,000 shares shall be designated as "Common" with a par value of $0.0001 per share, and 10,000,000 shares classified as "Preferred Stock" with a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to Be signed this 30 day of June, 2011.

By: /s/Anthony Dibiase
Authorized Officer

Title: CEO

Name: Anthony DiBiase
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